Gate City Capital Management, LLC

8725 West Higgins Road, Suite 530

Chicago, IL 60631

(312) 825-1228

January 25, 2025

Warren Lada

Chairman of the Board

Saga Communications, Inc.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

Dear Mr. Lada,

Gate City Capital Management, LLC (“Gate City”) beneficially owns 13.8% of the common stock of Saga Communications, Inc. (“Saga” or the “Company”). As long-term shareholders, our team appreciates the relationship and open dialogue we have enjoyed with you and other members of the Saga team.

Over the past year, Gate City has been disappointed by the Company’s financial results and subsequent decline in Saga’s share price. Our team attributes the reduction in profitability to a sharp increase in expenses as Saga pursues a digital strategy. Based on the questions I poised to the board and management team at the annual meeting, this additional spending appears to have been made with little consideration to the return on investment of these expenditures and with few financial targets in place to determine whether this spending ultimately proved successful. The increase in digital spending also appears to have been rushed, as evidenced by the elevated level of turnover observed for digital employees and the recent termination of the relationship with a digital services partner that was not profitable for Saga. The capital allocation policies of Saga have also been disappointing, with Saga overpaying for the recent acquisition and failing to repurchase any meaningful shares despite a large decline in the share price.

To reverse these disappointing results, Gate City proposes the following value-accretive policies:

•	Significantly reduce spending on digital initiatives and partner with a third party that possesses the resources and expertise required to successfully execute the Company’s digital strategy.
•	Implement a cost cutting program to better align Station Operating Expenses with revenues and return Corporate, General, and Administrative expenses to under $10 million annually.
•	Commit to refreshing the Board of Directors.
•	Revise management's incentive compensation structure to incorporate value-enhancing financial metrics such as free cash flow generation and return on invested capital to align with long-term shareholder value creation.
•	Utilize the Company’s cash balance to aggressively repurchase stock at or near current prices and initiate negotiations with the Edward K. Christian Trust to purchase the trust’s remaining shares.
•	Discontinue the pursuit of any new acquisitions until Saga’s profitability returns to historical levels and the Company’s valuation more accurately reflects its intrinsic value.

Our team is excited to work with you to implement these proposals and create long-term value for shareholders. We are available to travel to Grosse Pointe Farms to discuss these opportunities at your earliest convenience.

Michael Melby, CFA, FRM

Founder and Portfolio Manager

Gate City Capital Management, LLC

CC: Saga Communications Board of Directors